                                                                    Exhibit 12.2


                              CCA ACQUISITION CORP.
                 RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                          (In Thousands, Except Ratios)



                                            1997       1996       1995
                                            ----       ----       ----
Earnings
   Net loss (2)                           (41,167)   (46,442)   (41,862)
   Fixed Charges                           53,035     46,846     35,626
                                          -------    -------    -------
        Earnings                           11,868        404     (6,236)
                                          =======    =======    =======

 Fixed Charges
   Interest Expense                        51,784     45,646     34,813
   Interest Element of Rentals                 35        192        165
  Amortization of debt costs                1,216      1,008        648
                                          -------    -------    -------
        Total Fixed Charges                53,035     46,846     35,626
                                          =======    =======    =======

 Ratio of Earnings to Fixed Charges (1)         -          -          -


(1) Earnings for the year ended December 31, 1997, 1996 and 1995 were insufficient to cover fixed charges by $41,167, $46,442 and $41,862, respectively. As a result of such deficiencies, the ratios are not presented above.

(2) Net loss excludes equity in loss of unconsolidated limited partnerships and minority interest in loss of subsidiary.